                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)*


                                AQUAGENIX, INC.
                               ----------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        -----------------------------
                        (Title of Class of Securities)


                                  03838 R 102
                                --------------
                                (CUSIP Number)


                               January 28, 1999
                         -----------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917286 20 5
--------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                               Nicolas Berggruen
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                               a. |_|
                               b. |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization


--------------------------------------------------------------------------------
                       5        Sole Voting Power
      Number of                     0
        Shares
Beneficially Owned by  6        Shared Voting Power
         Each                       582,541
      Reporting
     Person With
                       7        Sole Dispositive Power
                                    0

                       8        Shared Dispositive Power
                                    582,541
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                     582,541
--------------------------------------------------------------------------------
10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   |_|

--------------------------------------------------------------------------------
11       Percent of Class Represented By Amount in Row (11)

                                    10.16%
--------------------------------------------------------------------------------
12       Type of Reporting Person

                                    IN

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CUSIP No. 917286 20 5
--------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                      Alexander Enterprise Holding Corp.
--------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group

                              a. |_|
                              b. |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

                            British Virgin Islands
--------------------------------------------------------------------------------
                       5        Sole Voting Power
      Number of                      0
        Shares
Beneficially Owned by  6        Shared Voting Power
         Each                        582,541
      Reporting
     Person With
                       7        Sole Dispositive Power
                                     0
                       8        Shared Dispositive Power
                                     582,541
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    582,541
--------------------------------------------------------------------------------
10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   |_|

--------------------------------------------------------------------------------
11       Percent of Class Represented By Amount in Row (11)

                                    10.16%
--------------------------------------------------------------------------------
12       Type of Reporting Person
                                            CO

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                           This Amendment No. 1 to the Schedule 13G dated
                   March 2, 1998 (the "Schedule 13G"), is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, on behalf of Nicolas Berggruen ("Berggruen"), and this initial statement on Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, on behalf of Alexander Enterprise Holding Corp. ("Alexander"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13G.

                   The Schedule 13G is hereby amended and supplemented as follows:

Item 2(a).         Name of Persons Filing:

                   Item 2(a) is hereby supplemented as follows:

                   Alexander Enterprise Holding Corp.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Item 2(b) is hereby supplemented as follows:

                   Alexander:
                   c/o Alpha Asset Management
                   Paseo de Habana 140
                   28036 Madrid, Spain

Item 2(c).         Citizenship:

                   Item 2(c) is hereby supplemented as follows:

                   Alexander:       British Virgin Islands

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                   Item 3 is hereby supplemented as follows:

                   This statement is filed on behalf of Alexander pursuant to Rule 13d-1(c).

Item 4.            Ownership.

                   Item 4 is hereby amended to read:

                   On January 28, 1999, the Issuer issued to Alexander, in exchange for consulting and other services provided to the Issuer by Alexander, 200,000 shares of Common Stock.

                   (a)    Amount Beneficially Owned:

                   Alexander beneficially owns 472,541 shares of Common Stock, 60,000 warrants to purchase one share of Common Stock at an exercise price of $5.79 per share, exercisable

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                   until October 27, 1999, and 50,000 warrants to purchase
                   one share of Common Stock at an exercise price of $8.00 per share, exercisable until October 27, 1999.

                   Berggruen is deemed to beneficially own 582,541 shares of Common Stock. Of the 582,541 shares of Common Stock deemed beneficially owned by Berggruen, 472,541 are the shares of Common Stock held by Alexander, 60,000 are the warrants to purchase one share of Common Stock at an exercise price of $5.79 per share, exercisable until October 27, 1999, held by Alexander, and 50,000 are the warrants to purchase one share of Common Stock at an exercise price of $8.00 per share, exercisable until October 27, 1999, held by Alexander.

                   (b)    Percent of Class:

                   The 472,541 shares of Common Stock and 110,000 warrants to purchase one share of Common Stock beneficially owned by Alexander constitute approximately 10.16% of the issued and outstanding shares of Common Stock.

                   The 582,541 shares of Common Stock deemed beneficially owned by Berggruen constitute approximately 10.16% of the issued and outstanding shares of Common Stock.

                   (c) Number of shares as to which such person has:

                          (i)       sole power to vote or to direct the vote

                                    Alexander:       0
                                    Berggruen:       0

                          (ii)      shared power to vote or to direct the vote

                                    Alexander:       582,541
                                    Berggruen:       582,541

                          (iii) sole power to dispose or to direct the disposition of

                                    Alexander:       0
                                    Berggruen:       0

                          (iv) shared power to dispose or to direct the disposition of

                                    Alexander:       582,541
                                    Berggruen:       582,541

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Item 10.           Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1999


                                          By:      /s/ Nicolas Berggruen
                                                   ---------------------
                                                   Nicolas Berggruen




                                          ALEXANDER ENTERPRISE HOLDING CORP.

                                          By:      /s/ Jared Bluestein
                                                   ---------------------
                                                   Name:    Jared Bluestein
                                                   Title:   Director




                                 Page 7 of 7